CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Nightview Capital, LLC, formally known as Worm Capital, LLC (“Nightview”), Adviser Compliance Associates, LLC (successor by merger of ACA Performance Services, LLC) (“ACA”) hereby consents to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Nightview for the periods beginning with inception through December 31, 2023, issued by ACA, and to related references to our firm, included in or made a part of Nightview’s June 2024 Prospectus for the Nightview Fund.

May 17, 2024

Adviser Compliance Associates, LLC

By:
Jaimie Douglas
Associate General Counsel